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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Foamex International Inc.
_____________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
____________________________________________________
(Title of Class Securities)

344123104
_______________________________________________________
(CUSIP Number)

D.E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
333 Main Street
Armonk, NY 10504
914-749-8200

July 19, 2006
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction
Item 4 is hereby supplemented as follows:

Certain holders of equity securities (including Common Stock and Preferred Stock) of the Issuer have formed an informal ad hoc committee (the “Ad Hoc Committee”). Laminar is a member of the Ad Hoc Committee, which is comprised of Laminar, Par IV Capital Management LLC (“Par IV”), Paloma International L.P. (“Paloma”), and Sigma Capital Management, LLC (“Sigma”), with Goldman, Sachs & Co. (“Goldman”) acting as an observer. Each of the members of the Ad Hoc Committee, as well as Goldman, has informed Laminar that it intends to file separately its own Schedule 13D relating to the formation of the Ad Hoc Committee, and may be deemed to be a member of a group within the meaning of Rule 13d-5(b) of the Act, with respect to its interests in equity securities of the Issuer.

According to previously filed Schedules 13D, Paloma beneficially owns 3.61% of the equity securities of the Issuer, Sigma beneficially owns 9.4% of the equity securities of the Issuer, and Goldman beneficially owns 19.9% of the equity securities of the Issuer.

On July 19, 2006, the Issuer’s board of directors adopted a resolution amending the Rights Agreement between the Issuer and Mellon Investor Services LLC, dated as of August 5, 2004 (the “Rights Agreement”), to except the members of the Ad Hoc Committee and Goldman from the definition of “Acquiring Persons” thereunder. In addition, the Rights Agreement was amended to provide that a person shall not be deemed to have “beneficial ownership” (within the meaning of Rule 13d-3 of the Act) of a security under the Rights Agreement solely as a result of an agreement, arrangement or understanding entered into with any other person during, or in connection with, the Issuer’s Chapter 11 case pending in the United States Bankruptcy Court for the District of Delaware.

Laminar has met, and reserves the right to continue to meet, with the Issuer’s board of directors, management and advisers from time to time to discuss the Issuer’s business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. Laminar may work with the Issuer and/or the Issuer’s advisors, and other shareholders, creditors and other constituents, to develop plans or proposals for the Issuer. Laminar has not been retained by the Issuer or any other person to perform these services. These plans or proposals may involve or relate to one or more of the matters described in Item 4 of this Schedule 13D.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.
Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 21, 2006.